UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2024).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date: February 1, 2024

February 1, 2024

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the nine months ended December 31, 2023 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Toru Nakashima

Quarterly Securities Report (Shihanki hokokusho) issuing date: February 14, 2024

Investors meeting presentation for quarterly financial results: Scheduled

Note:  Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the nine months ended December 31, 2023)

 (1) Operating results

(Millions of yen, except per share data and percentages)

			Ordinary income		Ordinary profit		Profit attributable to owners of parent

Nine months ended December 31, 2023			¥ 6,691,218	52.8%	¥ 1,196,679	15.9%	¥ 792,837	3.5%
Nine months ended December 31, 2022			4,380,252	46.2	1,032,609	19.1	766,021	22.6
Notes:	1.	Comprehensive income:
		(a) for the nine months ended December 31, 2023: ¥ 1,594,978 million [152.6%]
		(b) for the nine months ended December 31, 2022: ¥ 631,527 million [(8.2)%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

			Earnings per share		Earnings per share (Diluted)
Nine months ended December 31, 2023			¥ 594.72		¥ 594.55
Nine months ended December 31, 2022			559.36		559.17
(2) Financial position
					(Millions of yen, except percentages)
			Total assets		Net assets		Net assets ratio
As of December 31, 2023			¥ 285,778,057		¥ 13,905,168		4.8%
As of March 31, 2023			270,428,564		12,791,106		4.7
Notes:	1.	Stockholders’ equity:
		(a) as of December 31, 2023: ¥13,780,220 million (b) as of March 31, 2023: ¥12,680,465 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2023	¥ —	¥ 115.00	¥ —	¥ 125.00	¥ 240.00
Fiscal year ending March 31, 2024	—	135.00	—
Fiscal year ending March 31, 2024 (Forecast)				135.00	270.00
Note: Dividend forecast remains unchanged.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2024)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2024	¥ 920,000	14.2%	¥ 700.66

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of December 31, 2023. The Board of Directors resolved on November 14, 2023 to repurchase its own shares, and the number of issued common stocks (excluding treasury stocks) is taking into account the impact of repurchase of its own shares.

* Notes

(1) There were no changes in material consolidated subsidiaries in the period.

(2) Special accounting methods used for preparing quarterly consolidated financial statements were adopted.

Note: For more details, see page 2 “1. Matters related to summary information (Notes).”

(3) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: No

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

(4) Number of shares issued (common stocks)

	As of December 31, 2023	As of March 31, 2023
(a) Number of shares issued (including treasury stocks)	1,337,529,084 shares	1,374,691,194 shares
(b) Number of treasury stocks	13,718,096 shares	30,070,650 shares

	Nine months ended December 31, 2023	Nine months ended December 31, 2022
(c) Average number of shares issued in the period	1,333,126,383 shares	1,369,461,830 shares

[Note on quarterly review process]

This report is out of the scope of the external auditor’s review procedure.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the nine months ended December 31, 2023 supplementary information

Sumitomo Mitsui Financial Group, Inc.

1. Matters related to summary information (Notes)

(1)	Application of special accounting methods used for preparing quarterly consolidated financial statements

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2024 including the period for the nine months ended December 31, 2023. Amounts of Income taxes include Income taxes-deferred.

(2)	Additional information

On December 14, 2023, SMBC Americas Holdings, Inc., a subsidiary using its financial statements as of its quarterly account closing date (September 30, 2023) for the Company’s consolidated financial statements, transferred the entire interest in SMBC Rail Services LLC (hereinafter, “SMBC RS”) to ITE Management LP. The difference between the consolidated book value of the transferred interest and sales amount and others were recognized in “Extraordinary losses” as losses related to sale of the freight car leasing business, while SMBC RS’s statement of income for the nine months ended September 30, 2023 and balance sheet as of September 30, 2023 were consolidated into the Company’s quarterly financial statements for the nine months ended December 31, 2023 since the difference in the quarterly account closing dates between SMBC RS and the Company does not exceed three months.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial statements

 (1) Consolidated balance sheets

	Millions of yen
	March 31, 2023	December 31, 2023

Assets:
Cash and due from banks	¥75,913,960	¥76,597,791
Call loans and bills bought	5,684,812	5,220,292
Receivables under resale agreements	5,785,945	9,102,532
Receivables under securities borrowing transactions	5,576,612	5,725,705
Monetary claims bought	5,558,287	5,826,598
Trading assets	8,751,204	9,809,675
Money held in trust	12,957	14,072
Securities	33,213,165	36,844,297
Loans and bills discounted	98,404,137	103,187,383
Foreign exchanges	1,942,764	2,164,372
Lease receivables and investment assets	226,302	262,190
Other assets	13,243,899	14,306,787
Tangible fixed assets	1,494,527	1,454,506
Intangible fixed assets	897,848	935,275
Net defined benefit asset	704,654	732,223
Deferred tax assets	74,084	98,409
Customers’ liabilities for acceptances and guarantees	13,693,771	14,214,427
Reserve for possible loan losses	(750,369)	(718,483)

Total assets	¥270,428,564	¥285,778,057

Liabilities:
Deposits	¥158,770,253	¥162,642,194
Negotiable certificates of deposit	13,025,555	13,883,422
Call money and bills sold	2,569,055	1,853,100
Payables under repurchase agreements	16,772,716	18,590,061
Payables under securities lending transactions	1,521,271	1,258,607
Commercial paper	2,349,956	2,937,771
Trading liabilities	8,066,745	8,530,207
Borrowed money	13,674,830	15,023,796
Foreign exchanges	1,465,847	2,174,199
Short-term bonds	424,000	835,000
Bonds	10,365,003	12,326,574
Due to trust account	2,413,464	1,540,538
Other liabilities	11,923,748	15,310,945
Reserve for employee bonuses	96,254	69,582
Reserve for executive bonuses	3,307	—
Net defined benefit liability	35,449	36,600
Reserve for executive retirement benefits	1,133	1,014
Reserve for point service program	28,659	33,509
Reserve for reimbursement of deposits	10,845	7,506
Reserve for losses on interest repayment	128,378	105,374
Reserves under the special laws	3,902	4,345
Deferred tax liabilities	265,354	466,168
Deferred tax liabilities for land revaluation	27,952	27,938
Acceptances and guarantees	13,693,771	14,214,427

Total liabilities	257,637,458	271,872,888

Net assets:
Capital stock	2,342,537	2,344,038
Capital surplus	694,052	685,712
Retained earnings	7,423,600	7,672,596
Treasury stock	(151,798)	(90,615)

Total stockholders’ equity	10,308,391	10,611,732

Net unrealized gains (losses) on other securities	1,373,521	1,852,607
Net deferred gains (losses) on hedges	(13,293)	(34,130)
Land revaluation excess	35,005	35,399
Foreign currency translation adjustments	843,614	1,197,327
Accumulated remeasurements of defined benefit plans	133,226	117,285

Total accumulated other comprehensive income	2,372,074	3,168,488

Stock acquisition rights	1,145	991
Non-controlling interests	109,495	123,957

Total net assets	12,791,106	13,905,168

Total liabilities and net assets	¥270,428,564	¥285,778,057

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

 (Consolidated statements of income)

	Millions of yen

Nine months ended December 31	2022	2023

Ordinary income	¥4,380,252	¥6,691,218
Interest income	2,529,341	4,495,152
Interest on loans and discounts	1,693,720	2,670,810
Interest and dividends on securities	299,487	478,712
Trust fees	4,788	5,769
Fees and commissions	1,073,352	1,245,819
Trading income	108,742	228,187
Other operating income	367,931	384,107
Other income	296,095	332,182
Ordinary expenses	3,347,642	5,494,539
Interest expenses	1,255,540	3,152,563
Interest on deposits	468,078	1,215,438
Fees and commissions payments	171,455	190,271
Trading losses	8,470	111,518
Other operating expenses	271,244	178,358
General and administrative expenses	1,427,747	1,631,048
Other expenses	213,183	230,778

Ordinary profit	1,032,609	1,196,679

Extraordinary gains	1,317	365
Extraordinary losses	3,794	112,503

Income before income taxes	1,030,131	1,084,541

Income taxes	256,525	288,076

Profit	773,606	796,465

Profit attributable to non-controlling interests	7,584	3,628

Profit attributable to owners of parent	¥766,021	¥792,837

(Consolidated statements of comprehensive income)
	Millions of yen

Nine months ended December 31	2022	2023

Profit	¥773,606	¥796,465
Other comprehensive income (losses)	(142,078)	798,512
Net unrealized gains (losses) on other securities	(591,145)	480,717
Net deferred gains (losses) on hedges	2,102	(17,353)
Foreign currency translation adjustments	346,932	293,064
Remeasurements of defined benefit plans	(14,413)	(14,439)
Share of other comprehensive income of affiliates	114,445	56,523

Total comprehensive income	631,527	1,594,978

Comprehensive income attributable to owners of parent	619,865	1,588,857
Comprehensive income attributable to non-controlling interests	11,661	6,121

(3) Note on going concern

Not applicable.

(4) Material changes in stockholders’ equity

Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the nine months

ended December 31, 2023

- Supplementary information -

	Table of contents

1.	Operating results	Consolidated	Non-consolidated	…	1

2.	Interest spread (domestic)		Non-consolidated	…	3

3.	Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act	Consolidated	Non-consolidated	…	3

4.	Unrealized gains (losses) on securities	Consolidated	Non-consolidated	…	4

5.	Deposits and loans		Non-consolidated	…	5

6.	ROE	Consolidated		…	5

Notes:

1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

3. Capital ratio as of December 31, 2023 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated				(Millions of yen)

		Nine months ended December 31, 2023 (A)	Change (A) - (B)	Nine months ended December 31, 2022 (B)
Consolidated gross profit	1	2,726,323	348,879	2,377,444
Net interest income	2	1,342,588	68,787	1,273,801
Trust fees	3	5,769	981	4,788
Net fees and commissions	4	1,055,548	153,651	901,897
Net trading income	5	116,668	16,397	100,271
Net other operating income	6	205,748	109,062	96,686
General and administrative expenses	7	(1,631,048)	(203,301)	(1,427,747)
Equity in gains (losses) of affiliates	8	106,821	27,368	79,453

Consolidated net business profit	9	1,202,096	172,946	1,029,150

Total credit cost	10	(134,653)	(23,555)	(111,098)
Credit costs	11	(147,690)	(22,661)	(125,029)
Write-off of loans	12	(108,587)	(42,115)	(66,472)
Provision for reserve for possible loan losses	13	(18,566)	18,967	(37,533)
Others	14	(20,536)	487	(21,023)
Recoveries of written-off claims	15	13,036	(895)	13,931
Gains (losses) on stocks	16	144,557	6,336	138,221
Other income (expenses)	17	(15,320)	8,344	(23,664)

Ordinary profit	18	1,196,679	164,070	1,032,609

Extraordinary gains (losses)	19	(112,137)	(109,660)	(2,477)
Gains (losses) on disposal of fixed assets	20	(3,240)	(3,128)	(112)
Losses on impairment of fixed assets	21	(1,577)	788	(2,365)
Losses related to sale of the freight car leasing business	22	(106,952)	(106,952)	—
Income before income taxes	23	1,084,541	54,410	1,030,131
Income taxes	24	(288,076)	(31,551)	(256,525)
Profit	25	796,465	22,859	773,606
Profit attributable to non-controlling interests	26	(3,628)	3,956	(7,584)

Profit attributable to owners of parent	27	792,837	26,816	766,021

Notes: 1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

 2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

       + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

 3. Amounts of Income taxes include Income taxes-deferred.

	Number of consolidated subsidiaries and affiliates
		December 31, 2023
			Change	March 31, 2023
Consolidated subsidiaries	28	181	(3)	184
Equity method affiliates	29	330	22	308

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		Nine months ended December 31, 2023 (A)	Change (A) - (B)	Nine months ended December 31, 2022 (B)
Gross banking profit	1	1,345,724	57,859	1,287,865
Net interest income	2	817,597	(53,748)	871,345
Trust fees	3	2,101	462	1,639
Net fees and commissions	4	369,921	33,455	336,466
Net trading income	5	(50,935)	(8,411)	(42,524)
Net other operating income	6	207,039	86,102	120,937

Gains (losses) on bonds	7	21,200	99,060	(77,860)
Expenses (excluding non-recurring losses)	8	(724,169)	(70,739)	(653,430)
Personnel expenses	9	(308,334)	(23,778)	(284,556)
Non-personnel expenses	10	(372,000)	(40,835)	(331,165)
Taxes	11	(43,834)	(6,127)	(37,707)

Banking profit (before provision for general reserve for possible loan losses)	12	621,555	(12,880)	634,435

Gains (losses) on bonds	13	21,200	99,060	(77,860)
Core banking profit (12-13)	14	600,354	(111,941)	712,295
excluding gains (losses) on cancellation of investment trusts	15	594,366	(86,122)	680,488

Provision for general reserve for possible loan losses	16	—	(47,773)	47,773
Banking profit	17	621,555	(60,653)	682,208
Non-recurring gains (losses)	18	145,895	100,129	45,766
Credit costs	19	(24,392)	77,660	(102,052)
Gains on reversal of reserve for possible loan losses	20	22,474	22,474	—
Recoveries of written-off claims	21	39	14	25
Gains (losses) on stocks	22	138,455	10,519	127,936
Gains on sales of stocks	23	190,163	18,845	171,318
Losses on sales of stocks	24	(2,837)	24,861	(27,698)
Losses on devaluation of stocks	25	(48,870)	(33,188)	(15,682)
Other non-recurring gains (losses)	26	9,318	(10,538)	19,856

Ordinary profit	27	767,450	39,475	727,975

Extraordinary gains (losses)	28	(3,662)	(1,609)	(2,053)
Gains (losses) on disposal of fixed assets	29	(2,224)	(1,936)	(288)
Losses on impairment of fixed assets	30	(1,437)	328	(1,765)
Income before income taxes	31	763,788	37,867	725,921
Income taxes	32	(208,917)	(46,707)	(162,210)

Net income	33	554,871	(8,839)	563,710

Total credit cost (16+19+20+21)	34	(1,877)	52,376	(54,253)
Provision for general reserve for possible loan losses	35	39,815	(7,958)	47,773
Write-off of loans	36	(22,761)	(17,839)	(4,922)
Provision for specific reserve for possible loan losses	37	(17,520)	71,925	(89,445)
Losses on sales of delinquent loans	38	(1,630)	6,158	(7,788)
Provision for loan loss reserve for specific overseas countries	39	179	76	103
Recoveries of written-off claims	40	39	14	25

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated						(%)
		Nine months ended December 31, 2023 (A)				Nine months ended December 31, 2022 (B)
	April 1 - June 30	July 1 - September 30	October 1 - December 31		Change (A) - (B)
Interest earned on loans and bills discounted (a)	0.82	0.83	0.85	0.83	0.00	0.83
Interest paid on deposits, etc. (b)	0.00	0.00	0.00	0.00	0.00	0.00
Interest spread (a) - (b)	0.82	0.83	0.85	0.83	0.00	0.83

Reference: After excluding loans to the Japanese government, etc.
Interest earned on loans and bills discounted (c)	0.84	0.84	0.86	0.85	0.00	0.85
Interest spread (c) - (b)	0.84	0.84	0.86	0.85	0.00	0.85

3. Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act

Consolidated				(Billions of yen)
		December 31, 2023		March 31, 2023
			Change from March 31, 2023
Bankrupt and quasi-bankrupt loans	1	184.3	91.4	92.9
Doubtful loans	2	502.9	8.7	494.2
Substandard loans	3	297.9	(42.8)	340.7
Past due loans (3 months or more)	4	42.0	22.1	19.9
Restructured loans	5	255.9	(64.9)	320.8
Total (A)	6	985.1	57.3	927.8

Normal assets	7	120,777.0	5,637.7	115,139.3
Grand total (B)	8	121,762.1	5,695.0	116,067.1
				(%)
NPL ratio (A/B)	9	0.81	0.01	0.80

Amount of direct reduction		234.5	73.0	161.5

SMBC non-consolidated				(Billions of yen)
		December 31, 2023		March 31, 2023
			Change from March 31, 2023
Bankrupt and quasi-bankrupt loans	10	156.3	80.8	75.5
Doubtful loans	11	374.6	(1.2)	375.8
Substandard loans	12	123.7	(11.5)	135.2
Past due loans (3 months or more)	13	2.9	(2.4)	5.4
Restructured loans	14	120.7	(9.1)	129.9
Total (A)	15	654.6	68.0	586.6

Normal assets	16	115,317.3	2,784.5	112,532.9
Grand total (B)	17	115,971.9	2,852.5	113,119.4
				(%)
NPL ratio (A/B)	18	0.56	0.04	0.52

Amount of direct reduction		187.9	64.9	123.0

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated								(Billions of yen)
		December 31, 2023					March 31, 2023
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2023	Gains	Losses
Held-to-maturity securities	1	226.9	(0.6)	(0.2)	0.2	0.7	165.6	(0.4)
Other securities	2	35,639.2	2,611.2	696.0	3,453.8	842.6	32,465.0	1,915.1
Stocks	3	3,657.1	2,323.9	379.2	2,331.8	7.9	3,345.4	1,944.8
Bonds	4	12,209.0	(89.8)	(25.6)	10.2	99.9	13,177.5	(64.2)
Japanese government bonds	5	8,879.6	(50.6)	(14.2)	0.7	51.3	9,576.3	(36.4)
Others	6	19,773.2	377.0	342.4	1,111.8	734.8	15,942.1	34.6
Foreign bonds	7	16,005.7	(656.7)	40.6	70.7	727.3	13,081.5	(697.3)
Other money held in trust	8	0.3	—	—	—	—	0.3	—
Total	9	35,866.4	2,610.6	695.9	3,454.0	843.4	32,630.9	1,914.8
Stocks	10	3,657.1	2,323.9	379.2	2,331.8	7.9	3,345.4	1,944.8
Bonds	11	12,435.9	(90.3)	(25.7)	10.3	100.7	13,343.1	(64.6)
Others	12	19,773.5	377.0	342.4	1,111.8	734.8	15,942.4	34.6

SMBC non-consolidated								(Billions of yen)
		December 31, 2023					March 31, 2023
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2023	Gains	Losses
Held-to-maturity securities	13	22.3	(0.4)	(0.0)	—	0.4	22.3	(0.4)
Stocks of subsidiaries and affiliates	14	4,909.3	(95.7)	(83.3)	0.8	96.5	4,581.9	(12.3)
Other securities	15	30,688.0	1,938.0	514.9	2,697.1	759.1	28,309.7	1,423.2
Stocks	16	3,314.2	2,208.0	326.3	2,215.6	7.6	3,062.1	1,881.7
Bonds	17	12,392.6	(87.5)	(25.2)	10.1	97.7	13,346.0	(62.4)
Japanese government bonds	18	8,879.6	(50.6)	(14.2)	0.7	51.3	9,576.3	(36.4)
Others	19	14,981.2	(182.5)	213.7	471.4	653.8	11,901.6	(396.2)
Foreign bonds	20	12,035.4	(589.8)	27.4	56.9	646.7	9,709.4	(617.1)
Total	21	35,619.6	1,842.0	431.5	2,697.9	855.9	32,914.0	1,410.4
Stocks	22	3,610.5	2,208.9	326.6	2,216.4	7.6	3,358.9	1,882.3
Bonds	23	12,414.9	(87.9)	(25.1)	10.1	98.0	13,368.3	(62.8)
Others	24	19,594.3	(279.0)	130.1	471.4	750.3	16,186.8	(409.1)

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Net unrealized gains (losses) are valued at market prices as of the balance sheet date.
	3.	Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Sumitomo Mitsui Financial Group

5. Deposits and loans

SMBC non-consolidated			(Billions of yen)
	December 31, 2023		March 31, 2023
		Change from March 31, 2023
Domestic deposits	124,775.2	1,802.9	122,972.2
Individual	59,901.8	2,014.7	57,887.0
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	97,598.4	3,291.1	94,307.4
Domestic offices (excluding offshore banking accounts)	62,714.6	1,627.2	61,087.5
Overseas offices and offshore banking accounts	34,883.8	1,663.9	33,219.9
6. ROE
Consolidated			(%)
	Nine months ended December 31, 2023		Nine months ended December 31, 2022
		Change
ROE (denominator: Total stockholders’ equity)	10.1	0.1	10.0

Note :
ROE	=	(Profit attributable to owners of parent) X (Number of days in a year (365 days)) / (Number of days in the period (275 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2